

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Nicola Santoro, Jr.
Chief Financial Officer and Treasurer
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-35777**

Dear Mr. Santoro:

We have reviewed your June 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

Form 10-K for the year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1. We note your response to our comment 1. Please address the following:
   - We note you entered into the agreement to purchase Genesis Capital LLC ("Genesis") and a portfolio of loans originated by Genesis ("the Mortgage Loans Receivable Portfolio") owned by Broad Street Principal Investments, LLC and Goldman Sachs Bank. Please expand on the relationship between Genesis and the Mortgage Loans Receivable Portfolio, including but not limited to, the Genesis initial involvement with respect to such loans, their ongoing involvement, and their involvement immediately prior to the date you acquired these loans.
   - Please tell us how long the loans were held by Genesis and how long the loans

        were held by entities other than Genesis prior to your acquisition of such loans.

- We note the agreement included in-place financing from Goldman Sachs of approximately $1.26 billion. Please provide us with additional information regarding the terms of this in-place financing. Within your response, please clarify if such financing is seller provided financing or if such financing existed prior to your purchase of Genesis and the Mortgage Loans Receivable Portfolio.
- Please clarify how you allocated the aggregate purchase price of $1.63 billion between Genesis and the Mortgage Loans Receivable Portfolio. Within your response, please clarify your basis for such allocation.
- Please clarify how you allocated the $1.26 billion of in-place financing between Genesis and the Mortgage Loans Receivable Portfolio. Within your response, please clarify your basis for such allocation.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction